Brewbilt Manufacturing, Inc.

110 Spring Hill Road

Grass Valley, CA 95945

March 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
Washington, D.C. 20549

Attn:	Daniel Morris
Mara Ransom

RE:	Brewbilt Manufacturing Inc.
Offering Statement on Form 1-A
File No. 024-11467

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Brewbilt Manufacturing Inc., a Florida corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11467), together with all exhibits thereto, which was filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Regulation A Form 1-A as it was filed mistakenly due to an administrative error. The Company intends to refile an amended Regulation A on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-11295), which was originally filed with the Commission on August 13, 2020. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment via email to dsuares@suaresassociates.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Donnell Suares, the Company’s outside counsel, at (718) 622-8450.

Very truly yours,

Brewbilt Manufacturing Inc.

/s/ Jeffrey Lewis Jeffrey Lewis Chief Executive Officer